UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  February 16, 2007                    /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
--------------------------------------------------------------------------------

                        NEWS RELEASE - FEBRUARY 16, 2007

                   AMERA PLANS TO DRILL FOUR PROJECTS IN 2007


AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce the Company's exploration plans for 2007. This year, Amera plans to drill four high priority projects in Peru: Cocha, Laguna, Mitu and Cruz de Mayo.

COCHA COPPER-SILVER PROJECT

Highlights:

     o Drilling intersected 2.67% copper and 24.1 g/t silver over 30 metres (SEE OCTOBER 17, 2006 NEWS RELEASE)
     o The parallel copper-silver Discovery Outcrop Trend and South Cocha Trend are each over 2 kilometres long and up to 850 metres wide
     o 2006 Phase I drill program confirms significant mineralization at depth
     o    Phase II drilling planned for Spring 2007

The results from Amera's Phase I drill program on the Cocha property confirms that the project hosts sedimentary copper-silver mineralization similar in style to the giant Lubin Deposit (115 billion pounds of copper, 2.3 billion ounces of silver(1)) in the Kupferschiefer district of Poland and the White Pine Deposit (18.3 billion pounds of copper and 800 million ounces of silver(1)) in the Upper Peninsula of Michigan.

LAGUNA GOLD PROJECT

The Laguna Project consists of 19,984 hectares situated in the prolific Cerro de Pasco District, west central Peru: approximately 50% is 100%-owned by Amera with the remainder under option for up to a 90% interest. The Project surrounds the high sulphidation epithermal Quicay gold deposit currently being mined by a private Peruvian company (SEE JANUARY 18, 2007 NEWS RELEASE)

HIGHLIGHTS

     o 6 high priority drill targets identified by Placer Dome with similar characteristics to Quicay
     o Amera has acquired an exploration database that would cost several million dollars to produce today
     o Project is immediately west of the mineral belt that includes several major polymetallic deposits including the Cerro de Pasco and Colquijirca
     o    Drilling planned for Summer 2007

MITU COPPER-SILVER PROJECT

The Mitu Copper-Silver Project comprises of 5,800 hectares and is located approximately 155km northeast of Lima, in the Department of Junin. Preliminary results from the property include rock chip samples assaying 4.5% COPPER AND 128 GRAMS PER TONNE (G/T) SILVER OVER 1.2M AND 6.2% COPPER AND 324 G/T SILVER OVER 0.4M (SEE MAY 8, 2006 NEWS RELEASE).

News Release                                                   February 16, 2007
Amera Resoruces Corporation                                               Page 2



The Mitu property occurs in the same geological setting as Amera's Cocha copper project. Amera is currently carrying out a comprehensive surface exploration program comprising prospecting, geological mapping and soil grid sampling to delineate drill targets. Drilling is expected to begin in the Fall 2007.

CRUZ DE MAYO GOLD-COPPER PROJECT

The 3,000 hectare road-accessible Cruz de Mayo gold-copper project in situated southern Cuzco Department, Peru. Preliminary rock chip and grab samples from the property has yielded grades ranging from below detection up to 24.8 g/t gold. Three high priority target zones have been identified on Cruz de Mayo: Fatima, a Porphyry copper-gold zone and skarn targets. Amera is the first company to systematically use modern exploration techniques on this project. (SEE SEPTEMBER 7, 2005 NEWS RELEASE)

The property is located in a mining district known for both epithermal gold and porphyry copper deposits. The high-profile Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 50km to the southwest while BHP Billiton's Tintaya copper-gold-silver deposit is located 60km to the southeast. Amera is the first company to systematically use modern exploration techniques on this project.

Amera plans a detailed surface exploration program comprising geological mapping, rock and soil sampling on the project to fully evaluate the dimensions, grade and character of the mineralized zones identified to date and to better delineate drill targets. Drilling is expected to begin Spring 2007.

In addition, Amera's partner, Astral Mining Corporation, has commenced a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the Roy and Hills gold projects. These adjacent properties are located within the prolific Walker Lane Mineral Belt of West Central Nevada, where past production has yielded more than 35 million gold equivalent ounces. Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties by incurring US$2,500,000 in work expenditures over four years, issuing 1,000,000 common shares to Amera and completing a bankable feasibility study (SEE JANUARY 22, 2007 NEWS RELEASE).


ON BEHALF OF THE BOARD



/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO


(1) Sediment-Hosted Copper Deposits of the World: Deposit Models and Database By Dennis P. Cox, David A. Lindsey, Donald A. Singer and Michael F. Diggles; USGS Open-File Report 03-107 Version 1.0

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2007 NUMBER 4